Furry Fortune the Movie LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

Period of January 1, 2020 through December 31, 2020

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Furry Fortune the Movie LLC

Table of Contents



Independent Auditor's Report

June 2, 2021
To: Board of Directors of Furry Fortune the Movie LLC
Attn: Brad Wilson, CEO
Re: 2020 Financial Statement Audit – Furry Fortune the Movie LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Furry Fortune the Movie LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Furry Fortune the Movie LLC as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Furry Fortune the Movie LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Furry Fortune the Movie LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Furry Fortune the Movie LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Furry Fortune the Movie LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop

TaxDrop LLC
Robbinsville, New Jersey
June 2, 2021

FURRY FORTUNE THE MOVIE LLC
BALANCE SHEET
As of December 31, 2020
(Audited)

	2020
ASSETS	
Current Assets	
Cash and cash equivalents	$ 211,431
Total current assets	211,431
Total Assets	**$211,431**
LIABILITIES AND MEMBERS' DEFICIT	
Liabilities	
Current liabilities	
Accrued expenses	27,589
Total current liabilities	**27,589**
Long-term liabilities	
Investor loan	20,000
Total long-term liabilities	**20,000**
Members Capital	
Member units	0
Member Shares	488,520
Subscription Receivable	(124,060)
Accumulated deficit	(200,618)
Total members' capital	**163,842**
Total Liabilities and Members' Capital	**$211,431**

See Independent Auditor's Report and notes to the financial statements.

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF OPERATIONS
For Year Ending December 31, 2020
(Audited)

	2020
Revenues	$0
Cost of revenues	0
Gross profit (loss)	$0
Operating expenses	
General and administrative	72,912
Sales and marketing	78,265
Professional and Legal Expense	34,550
Total operating expenses	**185,727**
Operating income	**(185,727)**
Net Income	**($185,727)**

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2020
(Audited)

	Class A Shares		Class B Shares		Subscription	Accumulated	Total Members'
	Shares	Value	Shares	Value	Receivable	Deficit	Equity
Balance as of December 31, 2019	100	$ -	175,900	$ -	$ -	$ (14,891)	**$ (14,891)**
Issuance of Shares	-	-	109,630	488,520	(124,060)	-	**-**
Net loss	-	-	-	-		(185,727)	**(185,727)**
Balance as of December 31, 2020	**100**	**$ -**	**285,530**	**$ 488,520**	**$ (124,060)**	**$ (200,618)**	**$ 163,842**

See Independent Auditor's Report and notes to the financial statements.

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF CASH FLOWS
For the Period Ended December 31, 2020
(Audited)

	2020
Cash Flow from Operating Activities	
Net Income (Loss)	**($185,727)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in accrued expenses	27,589
Net cash used in operating activities	**(158,138)**
Cash Flow from Investing Activities	
Net change in cash from investing activities	-
Cash Flow from Financing Activities	
Issuance of Shares	364,460
Net change in cash from financing activities	**364,460**
Net change in cash and cash equivalents	**206,322**
Cash and cash equivalents at beginning of period	5,109
Cash and cash equivalents at end of period	**$211,431**

See Independent Auditor's Report and notes to the financial statements.

FURRY FORTUNE THE MOVIE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Furry Fortune the Movie LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 20, 2019. The Company was formed to produce a feature film.. The Company's headquarters are in Sherman Oaks, California. The company began operations in 2019.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6 and Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $211,431 of cash on hand.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Company is reported and taxed to members on their individual tax returns.

The Company complies with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to the financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company does not currently generate revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $78,265 for the year ended December 31, 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

In 2020, the Company entered into a loan agreement for a total of $2,000. Principal amount and an additional flat amount of $1,000 was due and repaid on June 8, 2020. As of December 31, 2020, the Company had a total balance of $20,000 due and payable on the date the Company raises a total of $500,000.

NOTE 4 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2020 in 2021 which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' EQUITY

Class A Shares

Under the operating agreement, the Company has authorized the issuance of up to 100 Class A Shares. As of December 31, 2020, 100 Class A Shares have been issued and outstanding. Holders of Class A Shares shall be entitled to vote on all matters submitted to the vote of the Members at the ratio of one vote for each Class A Share.

Class B Shares

Under the operating agreement, the Company has authorized the issuance of up to 399,900 Class B Shares. As of December 31, 2020, 285,530 Class B Shares have been issued and outstanding. Holders of Class B Shares shall not be entitled to vote on matters submitted to the vote of the Members.

NOTE 6 – CROWDFUNDED OFFERING

In 2020 the Company offered (the "Crowdfunded Offering") up to $1,000,000 in Class B Common Shares. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Proceeds from the offering totaled $151,160.

The Crowdfunded Offering was made through StartEngine Capital, LLC (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive a 7% commission fee.

In 2020 the Company performed a second offering (the "Crowdfunded Offering") up to $916,365 in Class B Common Shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $916,365 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Proceeds from the offering totaled $307,360.

The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $400,000 in in Class B Common Shares. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $400,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder). The Intermediary will be entitled to receive a 6.5% commission fee.

Management's Evaluation

Management has evaluated subsequent events through June 1, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.